NOTICE OF THE ANNUAL

MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

OF

PEAK POSITIONING TECHNOLOGIES INC.

This information is provided in connection with the solicitation by the management of Peak Positioning Technologies Inc. of proxies to be voted at the Annual Meeting of the shareholders to be held on June 30, 2020 at Peak Positioning Technologies Inc., 550 Sherbrooke West, West Tower, suite 265, Montreal, Quebec, H3A 1B9 at 2:00 PM (Montreal time).

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that an Annual Meeting (the "Meeting") of the holders of common shares (the "Shares") of Peak Positioning Technologies Inc. (the "Corporation") will be held on June 30, 2020 at Peak Positioning Technologies Inc.'s offices located at 550 Sherbrooke West, West Tower, suite 265, Montreal, Quebec, H3A 1B9 at 2:00 PM (Montreal time), for the following purposes:

1. To receive and consider the audited financial statements of the Corporation for the year ended December 31, 2019 and the report of the auditors thereon;

2. To elect the directors of the Corporation for the ensuing year;

3. To appoint Raymond Chabot Grant Thornton LLP, as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4. To transact such other business as may properly come before the Meeting or any adjournment thereof.

Notice is also hereby given that the Board of directors (the "Board" or the "Board of directors") of the Corporation has fixed the record date for the Meeting at the close of business on May 31, 2020. The management information circular and the instrument of proxy for the Meeting are appended to the present Notice of Meeting. Shareholders may exercise their rights by attending the Meeting or by completing an instrument of proxy (the "Proxy"). Your Shares will be voted in accordance with your instructions as indicated on the Proxy. If you cannot attend the Meeting in person, kindly complete and return the enclosed form of proxy to the transfer agent, AST Trust Company (AST), 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2V6, in the envelope provided. In order to be valid, the proxy must be in the hands of AST no later than forty-eight hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, or any adjournment thereof, or sent by facsimile at 1-866-781-3111 (toll-free in North America) or (416) 368-2502 by 2:00 PM (Montreal time), at the latest, two business days before the Meeting, or any adjournment thereof; or unless it is delivered to the Chairman of the Meeting prior to the commencement of the Meeting, or any adjournment thereof. A person appointed as Proxy need not be a shareholder of the Corporation.

Due to the current COVID-19 pandemic and physical distancing rules applicable within the Province of Quebec, the Corporation will hold its 2020 AGM virtually, allowing shareholders to attend the meeting while also protecting the health of everyone. However, note that the corporation can not accept voting via the meeting's electronic platform. Therefore, no votes will be accepted at the webcast meeting and presence through the webcast medium will not, by itself without a proxy having been returned as described herein, be counted for the purposes of quorum, or voting. It is therefore highly recommended that shareholders who wish to ensure that their common shares will be voted, must complete, date and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it by hand, by mail or by fax in accordance with the instructions set out in the form of proxy and in the circular.

PRIOR REGISTRATION TO THE MEETING IS REQUIRED. TO CONFIRM YOUR ATTENDANCE, PLEASE COMPLETE THE REGISTRATION FORM AVAILABLE AT: https://cutt.ly/PKK2020AGM.

Once your registration has been approved, you will receive an email with a link to the meeting. A Zoom meeting account is required to enter the meeting through the Web based application, you can register for free on the platform at Zoom.us. The registration confirmation email also contains Canada, U.S.A and Hong Kong based international numbers, which you can use to access the meeting with your phone.

SIGNED at Montréal, Quebec, on May 29, 2020

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Johnson Joseph

Johnson Joseph, President & CEO

DEAR SHAREHOLDERS,

We invite you to attend Peak Positioning Technologies Inc.'s, Annual Meeting of Shareholders to be held on June 30, 2020 at Peak Positioning Technologies Inc.'s offices located at 550 Sherbrooke West, West Tower, suite 265, Montreal, Quebec, H3A 1B9 at 2:00 PM

This Management Information Circular describes the business to be conducted at the meeting and provides key information on corporate governance matters.

Following the business of the meeting, you will have the opportunity to hear about Peak Positioning Technologies Inc.'s 2019 performance and management's plans going forward. You will also be able to meet and ask questions to the Board of directors, management and the representative from the Corporation's Auditor.

Your vote is important so please review carefully the voting details on pages 4, 5 and 6 of this Management Information Circular.

We hope you will join us.

Sincerely,

/s/ Charles-André Tessier

Charles-André Tessier

Chair of the Board

Corporate headquarters:

Peak Positioning Technologies Inc.
550, Sherbrooke W

West tower, Suite 265
Montreal, QC, H3A 1B9
Tel : (514) 340-7775
Fax: (514) 340-2228

MANAGEMENT PROXY CIRCULAR

This management information circular dated May 29, 2019, is furnished to the holders of common shares (the "Shares") (the "Shareholder(s)") of PEAK POSITIONING TECHNOLOGIES INC. (the "Corporation") in connection with the solicitation of proxies by and on behalf of management of the Corporation (the "Information Circular") for use at the Annual Meeting of shareholders (the "Meeting") to be held on June 30, 2020, at Peak Positioning Technologies Inc.'s offices located at 550 Sherbrooke West, West Tower, suite 265, Montreal, Quebec, H3A 1B9 at 2:00 PM (Montreal time)

This Information Circular is being mailed by the Management of the Corporation to Shareholders of record on May 31, 2020, which is the date that has been fixed by the directors of the Corporation as the record date (the "Record Date") to determine the Shareholders who are entitled to receive notice of the Meeting. Only holders of Shares as of the Record Date are entitled to receive notice of the Meeting. Shareholders as of the Record Date will be entitled to vote their Shares at the Meeting, unless the shareholder transfers his Shares after the Record Date, in which case the transferee of those Shares will be entitled to vote such Shares at the Meeting if the transferee establishes that he owns the Shares and demands, no later than ten (10) days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, executive officers and employees of the Corporation. The Corporation does not reimburse shareholders, nominees or agents for the cost incurred in obtaining authorization to execute forms of proxy, except that the Corporation has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Corporation will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Corporation.

Under the Corporation's by-laws, a quorum for the transaction of business at any meeting of Shareholders shall be at least two persons present in person or represented by proxy holding or representing not less than 5% of the Shares entitled to be voted at the meeting. If a quorum is present at the opening of the Meeting, the Shareholders present may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, the Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

WHO CAN VOTE & ATTEND THE MEETING

All Shareholders of the Corporation are entitled to vote at the Meeting, provided that the appropriate procedure is followed as it may differ for registered and non-registered Shareholders. Voting will be by a show of hands, each Shareholder having one vote, unless a poll is requested or required, in which case each Shareholder is entitled to one vote for each Share. In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 2/3 of the votes cast will be required (a "special resolution"). At the date of this Information Circular, there are 746,142,135 Shares issued and outstanding.

HOW TO VOTE

Registered Shareholders

Registered Shareholders hold Shares that are registered directly in their name. If you are a registered Shareholder, you may vote by proxy, in person at the meeting or by appointing another person, your proxy holder, to vote for you as explained below under "Voting by proxy". To vote your shares in person at the meeting do not complete or return the proxy form as your vote will be taken at the meeting. When you arrive at the meeting, please register at the desk with the transfer agent, AST Trust Company.

Non-registered Shareholders

Non-registered Shareholders hold Shares that are registered in the name of an intermediary, such as a bank, broker or trust company. If you are a non-registered Shareholder, you may vote your Shares through your intermediary or in person at the meeting. To vote your Shares through your intermediary, you should follow the instructions in the form provided by your intermediary. (SEE ADVICE TO BENEFICIAL SHAREHOLDERS OF SHARES)

Voting by Proxy and revocation of Proxy

The persons named as proxy holders in the enclosed Form of Proxy were designated by the directors of the Corporation (the "Designated Persons").

A Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and to act for and on behalf of that Shareholder at the Meeting, other than the Designated Persons in the enclosed Form of Proxy. To exercise this right, the Shareholder may do so by inserting the name of such other person on the Form of Proxy in the space provided.

In order to be voted, the completed Form of Proxy must be received by AST Trust Company at least 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting date or an adjournment of the Meeting, or by the Chairman of the Meeting on the date of the Meeting.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact for the corporation. If a Form of Proxy is executed by an attorney-in- fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the Form of Proxy. A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney- in-fact authorized in writing or, in the case where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Corporation at 550 Sherbrooke West, West Tower, Suite 265, Montreal, Québec H3A 1B9 at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening date thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening date thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder; or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

If the Shareholder gives instructions to the proxy holder on how to vote such Shares, the proxy holder must follow them. If the Shareholder does not provide the proxy holder with voting instructions, the proxy holder will vote such Shares as he sees fit. In the Absence of any instructions, the Designated Persons on the proxy form will cast the Shareholder's vote on any poll (ballot) for the approval of all the items set out in the Form of Proxy, except for other matters which may come before the Meeting. The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to other matters, which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Corporation knew of no such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from or withholding of the voting of Shares on any matter, the Shares which are the subject of the abstention or withholding ("non-voted shares") will be counted for determination of a quorum but will not be counted as affirmative or negative on the matter to be voted upon.

No person has been authorized to give any information or to make any representation other than those contained in this Information Circular in connection with the solicitation of proxies and, if given or made, such information or representations must not be relied upon as having been authorized by the Corporation. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

Advice to beneficial Shareholders

Only registered Shareholders or duly appointed proxy holders are permitted to vote at the Meeting. Most Shareholders of the Corporation are "non-registered" or "beneficial" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Beneficial Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Beneficial Holders. Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Corporation's transfer agent as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one-page pre- printed form. Sometimes, instead of the one-page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own. Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Proxy holders named in the form and insert the Beneficial Holder's name in the blank space provided. In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director, proposed director or executive officer of the Corporation, none of the persons who have been directors or executive officers of the Corporation since the commencement of the Corporation's last completed financial year, none of the other insiders of the Corporation and no associate or affiliate of any of the foregoing persons has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting or as otherwise specifically discussed in this Information Circular.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue unlimited Shares without par value, of which 746,142,135 are currently issued and outstanding. The Corporation has no other class of voting securities. Provided they are present in person or by proxy, holders of Shares as of the Record Date are entitled to vote, one vote for each Share held, at the Meeting.

To the knowledge of the directors and senior officers of the Corporation as of the date of the Information Circular, there are no persons that, individually or together with other persons, beneficially own, directly or indirectly, or exercise control or direction over, greater than 10% of the voting rights attached to any class of voting securities of the Corporation.

At the date hereof, the directors and the designated executive officer were, as a group, directly or indirectly the beneficial owners of 49,602,987 shares representing 6,65% of the currently issued and outstanding Shares.

ELECTION OF DIRECTORS

Directors of the Corporation are elected for a term of one year. Each director elected will hold office until the next Annual meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of the Corporation or he becomes disqualified to act as a director. Management of the Corporation proposes to nominate each of the following four (4) persons for election as a director and recommends that Shareholders vote IN FAVOUR of the nominees for election as directors. Unless you give other instructions, the persons named in the enclosed Form of Proxy intend to vote FOR the election of the five nominees as directors of the Corporation for the ensuing year.

The following table relating to the nominees for directors is based partly on the Corporation's records and partly on information received by the Corporation from said nominees. It sets forth the province and country of residence of each of the persons proposed, his principal occupation at present, all other positions and offices in the Corporation held by him, the date on which he was first elected or appointed a director, the number of Shares of the Corporation beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him.

Name, Province and Country of Residence and Positions Held with the Corporation	Present Principal Occupation and for past 5 years	Shares Owned (1)
Mark Dumas Great Falls VA, USA Director since 02/27/2014 Meeting attendance: 6/6 Member of the Audit Committee

Mr. Dumas is a private investor in several technology companies and an entrepreneur with expertise in location-based, mobile, and e-commerce technologies. Since 2018, Mr. Dumas has served as the Chief Strategy Officer for Culmen International and head of M&A and Technology Operations. Culmen is a US defense contractor with a significant international presence including Southeast Asia. Mr. Dumas is also the founder and managing director of Riverbend Capital, an early-stage investment group in the Washington, DC, area with over 35 investments made since 2016. Prior, Mr. Dumas was the founder and CEO of SPADAC, a US defense contractor that provided geospatial analysis, data mining and predictive analysis from 2002 to 2010. Mr. Dumas' professional experience also includes serving as Vice President of Special Projects at GeoEye (now MAXAR-both publicly traded), a leading global provider of commercial high resolution earth imagery products and services, where he played a significant role in their mergers and acquisition strategy from 2011 to 2013. He was also the former CEO, CSO, and founder of PlanetRisk, a private-equity backed enterprise risk analytics company that he started in 2014 and led until its sale in 2018.

6,214,900

Johnson Joseph, Montreal, QC, Canada CEO & Director since 02/08/2011 Meeting Attendance 6/6

As the Corporation's President and CEO, Mr. Joseph led the company's transition from being a software development company to becoming a management company of IT assets with a focus on the Chinese technology space. His vision of giving Canadian investors a well-managed and trustworthy vehicle to participate in some of China's most promising tech sector opportunities is now the driving force behind Peak's operations. Prior to becoming the Corporation's CEO, Mr. Joseph spent 8 years in the financial services industry as an advisor with Investors Group, one of Canada's largest mutual fund and asset management companies. Mr. Joseph holds an MBA in Information Technology from HEC-Montreal and a Bachelor's degree in Finance from Texas Tech University.

7,170,107
Liang Qiu Montreal, QC, Canada Director of the Board since 06/23/2017 Meeting Attendance: 4/6 Member of the Audit Committee

Prior to accepting the position of CEO of the Corporation's Asia Synergy Technologies ("AST") and Asia Synergy Data Solutions ("ASDS") subsidiaries, Mr. Qiu served as CTO of LongKey Software Technology ("LongKey"), a Chinese-based IT company he co-founded in 2008. During his tenure at LongKey, Mr. Qiu oversaw everything related to the company's technical infrastructure as well as its platforms and products to ensure that the solutions they facilitated continued to meet the demands of the company's partners and those of their clients. In his role as CEO of AST and ASDS, Mr. Qiu is responsible for the overall execution of the companies' strategic plans and serves as the main liaison between the Corporation and all of its Chinese- based operations. Mr. Qiu holds a Master's degree in Computer Science from McGill University.

34,665,000
Charles-André Tessier, Outremont, QC, Canada Director and Chairman of the Board since 02/08/2011 Meeting Attendance: 6/6 Member of the Audit Committee

Mr. Tessier is a recently retired business lawyer and advisor who has worked mainly in the IT, telecom and manufacturing sectors. As an officer at DMR Group Inc., BioChem Pharma, R3D Consulting Inc. and 20-20 Technologies Inc. and a former partner at BCF Business Lawyers, he supports and provides counselling to senior management as well as he plays a significant role in the elaboration and implementation of these companies' and clients' business and strategic plans. Mr. Tessier has served and continues to be on the Board of directors of a number of private and public companies and non-profit organizations. Mr. Tessier a former president of the Quebec Association of Secretaries and General Counsels and has sat on the Executive Committee of the Association of Canadian General Counsel. Mr. Tessier holds a civil law degree and a bachelor degree in administration from the University of Ottawa. He was a member of the Barreau du Québec until 2020 and received the ICP.D title from the Institute of Corporate Directors in 2015.

1,014,980

Footnote:

(1) The approximate number of shares of the Corporation carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of May 29, 2020. This information is not within the knowledge of the management of the Corporation and has been furnished by the respective individuals, or has been extracted from the register of shareholdings maintained by the Corporation's transfer agent or from insider reports filed by the individuals and available through the Internet at www.sedi.ca. This amount includes any shares owned by personal holding companies of the director.

Corporate Cease Trade Orders or Bankruptcy

Except as stated below, at the date of this Information Circular, no proposed nominee for election as a director of the Corporation is, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period or more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Laval Bolduc, Johnson Joseph and Charles-André Tessier, as directors of the Corporation, were subject to a Management Cease Trade Order (the "MCTO") issued on May 1st 2013 by the Autorité des marchés financiers due to the fact that the Corporation failed to file its 2012 Annual Disclosure Documents within the prescribed time to do so. The Corporation filed its 2012 Annual Disclosure Documents on May 31, 2013 and the MCTO was revoked by the Autorité des marchés financiers on June 6, 2013.

Penalties or Sanctions

At the date of this Information Circular, no proposed nominee for election as a director of the Corporation is, or has been, subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcy

At the date of this Information Circular, no proposed nominee for election as a director of the Company has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Conflicts of Interest

The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interest of the Corporation and to disclose any interests which they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the Board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Corporation will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time. Except as disclosed in this Information Circular, to the best of the Corporation's knowledge, there are no known existing or potential conflicts of interest among the Corporation and its promoters, directors, officers or other members of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public or private companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

APPOINTMENT OF AUDITOR

The auditors of the Corporation are Raymond Chabot Grant Thornton LLP. Management proposes that Raymond Chabot Grant Thornton LLP, be appointed until the next annual meeting of shareholders at the remuneration to be fixed by the directors. To be effective, an ordinary resolution appointing the auditors as aforesaid must be approved by a majority of the votes cast at the Meeting. The Corporation's management recommends that Shareholders vote IN FAVOUR of the proposed auditors. Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Raymond Chabot Grant Thornton LLP, as auditors of the Corporation for the ensuing year.

OTHER MATTERS

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

STATEMENT OF EXECUTIVE COMPENSATION

GENERAL

All direct and indirect compensation provided to certain executive officers and directors for or in connection with, the services they have provided are disclosed in this section. The objective of this disclosure is to communicate the compensation the Corporation paid or otherwise granted to management and directors for the financial year ended December 31, 2019 and provide insight into executive compensation as a key aspect of the overall stewardship and governance of the Corporation to help Shareholders understand how decisions about executive compensation are made. Additional information is provided in the section CORPORATE GOVERNANCE. The following terms have the meaning defined below:

"CEO" means an individual who acted as chief executive officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

"CFO" means an individual who acted as chief financial officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

"closing market price" means the price at which the Corporation's security was last sold, on the applicable date, (i) in the security's principal marketplace in Canada, or (ii) if the security is not listed or quoted on a marketplace in Canada, in the security's principal marketplace;

"equity incentive plan" means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

"grant date" means a date determined for financial statement reporting purposes under IFRS 2 Share-based Payment;

"incentive plan" means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

"incentive plan award" means compensation awarded, earned, paid, or payable under an incentive plan;

"NEO" or "named executive officer" means each of the following individuals:

(i) a CEO;

(ii) a CFO;

(iii) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) for that financial year; and

(iv) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year;

"non-equity incentive plan" means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

"option-based award" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

"plan" includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

"replacement grant" means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option;

"repricing" means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option;

"share-based award" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

COMPENSATION DISCUSSION AND ANALYSIS

The Board's primary goal is to attract and retain quality and experienced people which are critical to the success of the Corporation and the implementation of its development strategy. However, the Board recognizes that the Corporation is not yet cash flow positive and it must therefore carefully review and consider management and director compensation as it may have an important impact on the Corporation's development. The Board takes into consideration the dilutive effect compensation may have on its shareholders as the Corporation must rely on external financing.

Executive compensation is comprised of three elements: base fee or salary, short-term incentive compensation (annual cash bonuses) and long-term incentive compensation (share purchase options). The Board reviews all three components in assessing the compensation of individual executive officers. In the short term, the Board's aim is to strike a balance by including "pay-for-performance" elements which supports the Corporation's commitment to delivering strong performance for the Shareholders. Base salaries or fees and bonuses are intended to provide current compensation and a short-term incentive for executive officer's to meet the Corporation's goals, as well as to remain competitive with the industry. Base salaries or fees are compensation for job responsibilities and reflect the level of skill, expertise and capabilities demonstrated by the executive officers. Executive officers are also eligible to receive discretionary bonuses as determined by the Board based on each officer's responsibilities, his achievement of corporate objectives and the Corporation's financial performance. Cash bonuses are intended to reward the executive officers for meeting or exceeding the individual and corporate performance objectives set by the Board. To this date, no cash bonuses have been paid or established.

Stock options are an important part of the Corporation's long-term incentive strategy for its NEO's permitting them to participate in any appreciation of the market value of the Corporation's shares over a stated period of time, and is intended to reinforce commitment to long-term growth and shareholder value. Stock options reward overall corporate performance as measured through the price of the Corporation's shares and enables executives to acquire and maintain a significant ownership position in the Corporation. The Board recognizes the importance of proper utilization of stock options but also recognizes the dilutive effect it may have, long term on the shareholders of the Corporation and has therefore decided to keep a tight control on the granting of stock options.

The Board will review on an annual basis the corporate goals and objectives relevant to executive compensation, evaluate each executive officer's performance in light of those goals and objectives and set the executive officer's compensation level based, in part, on this evaluation. The Board will also take into consideration the Corporation's overall performance, shareholder returns, the value of similar incentive awards to executive officers at comparable companies and the awards given to executive officers in past years.

To this date, the process for determining executive compensation has been Board discussions. Management directors are required to abstain from voting in respect of their own compensation thereby providing the independent members of the Board with considerable input with respect to executive compensation. The Board has not completed a formal benchmark study to analyse the positioning of the compensation of the NEO's and has not established performance goals using specific measures such as share performance or earnings per share. The Board may do so in the future.

The Board has not formally considered the implications of the risks associated with the Corporation's compensation policies and practices to evaluate if such compensation policies and practices could be encouraging inappropriate risk taking by the executive officers and does not feel that such an analysis is required at this stage.

Option based awards

Executive officers of the Corporation, as well as directors, employees and consultants, are eligible to participate in the Corporation's stock option plan (the "Stock Option Plan") to receive grants of stock options. Individual stock options are granted by the Board as a whole and the size of the options is dependent on, among other things, each officer's level of responsibility, authority and importance to the Corporation and the degree to which such officer's long term contribution to the Corporation will be crucial to its long-term success.

Stock options are normally granted by the Board when an executive officer or employee first joins the Corporation based on his level of responsibility within the Corporation or in the case of stock options awarded to consultants, upon recommendation by the CEO. Additional grants may be made periodically to ensure that the number of options granted to any particular officer is commensurate with the officer's level of ongoing responsibility within the Corporation. The Board also evaluates the number of options an officer has been granted, the exercise price of the options and the term remaining on those options when considering further grants. Options are usually priced at the closing trading price of the Corporation's shares on the business day immediately preceding the date of grant. The current policy of the Board is that options for directors, executive officers and employees expire five years from the date of grant and are vested over a 2-year period.

Compensation governance

Given the Corporation's current size and stage of development, the Board of directors has not appointed a compensation committee and accordingly the Board as a whole is responsible for determining the compensation to be granted to the Corporation's executive officers and directors to ensure that such arrangements reflect the responsibilities and risks associated with each position. No formal policy has been adopted by the Board. The Board, composed of seven directors, five of whom are independent, with various backgrounds and relevant expertise, believes the process to be appropriate for the Corporation at this time.

SUMMARY COMPENSATION TABLE

The following table sets out certain information respecting the compensation paid to each of the Corporation's NEOs during the 3 most recently completed financial years, including the most recently completed financial year ended December 31, 2019.

Name and principal position	Year	Salary $	Share based Awards	Option Based Awards (1) (2)	Non-equity incentive plan compensation		Pension Value	All other Compens ation ($) (3)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Johnson Joseph, President and CEO of Peak Positioning Corp. and the Corporation as of February 8, 2011
	2017	117,000	Nil	188,462	Nil	Nil	Nil	3,337(4)	308,799
	2018	117,000	Nil	145,344	Nil	Nil	Nil	Nil	262,344
	2019	117,000	Nil	92,551	Nil	Nil	Nil	Nil	209,551

Laval Bolduc, CFO of Peak Positioning Corp. and the Corporation as of February 8, 2011 (5)	2017	Nil	Nil	150,879	Nil	Nil	Nil	121,525(4)	272,404
Jean Landreville, CFO of the Corporation as of January 31, 2018	2018	125,000	Nil	18,153	25,000	Nil	Nil	Nil	168,153
	2019	125,000	Nil	46,795	25,000	Nil	Nil	Nil	196,795

Liang Qiu, CEO of Peak Group China as of June 2016	2017	60,000	Nil	237,268	Nil	Nil	Nil	Nil	297,268
	2018	60,000	Nil	104,601	Nil	Nil	Nil	Nil	164,601
	2019	60,000	Nil	63,391	Nil	Nil	Nil	Nil	123,391

Notes:

(1) Refer to options granted under the Stock Option Plan. See "Incentive Plans Awards" below.

(2) The Corporation used the Black & Scholes pricing model to estimate fair value of the share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility of 137%, a risk free interest rate of 1.48% and an expected life of 5 years. Changes in these assumptions can materially affect the value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Corporation's share purchase options.

(3) The value of perquisites received by each of the NEO's, including property or other personal benefits provided to an NEO that are not generally available to all employees and that in aggregate are worth $50,000 or more, or are worth 10% or more on an NEO's total salary for the financial year.

(4) Johnson Joseph: Interests on debentures. Laval Bolduc: paid in management fees: $121,275 and interests on debentures of $250.

(5) Laval Bolduc resigned as CFO on January 31,2018. Please also see section Director Compensation.

Officers who also act as directors

None of the NEO's who are also directors of the Corporation received any compensation for services relating to their role as directors.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all option-based and share-based awards outstanding for each NEO at December 31, 2019:

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money- options ($) (1)	Number of shares or units of shares that have not vested (#) (2)	Market or payout value of share awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
CEO, Johnson	1,000,000	0.05	May 18, 2020	Nil	Nil	Nil	Nil
Joseph	1,000,000	0.05	November 30, 2020	Nil	Nil	Nil	Nil
	2,000,000	0.085	July 7, 2021	Nil	Nil	Nil	Nil
	2,500,000	0.105	June 1, 2022	Nil	Nil	Nil	Nil
	1,150,000	0.08	December 15, 2022	Nil	Nil	Nil	Nil
	2,200,000	0.05	June 5, 2023	Nil	Nil	Nil	Nil
	2,500,000	0.05	May 27, 2024	Nil	Nil	Nil	Nil

CFO, Jean	375,000	0.055	November 27, 2022	Nil	Nil	Nil	Nil
Landreville	375,000	0.05	June 5, 2023	Nil	Nil	Nil	Nil
	750,000	0.05	November 28,2023	Nil	Nil	Nil	Nil
	1,050,000	0.05	May 27, 2024	Nil	Nil	Nil	Nil

CEO Peak Group	5,000,000	0.085	July 7, 2021	Nil	Nil	Nil	Nil
China, Liang Qiu	1,000,000	0.105	June 1, 2022	Nil	Nil	Nil	Nil
	1,775,000	0.08	December 15, 2022	Nil	Nil	Nil	Nil
	1,750,000	0.05	June 5, 2023	Nil	Nil	Nil	Nil
	1,800,000	0.05	May 27, 2024	Nil	Nil	Nil	Nil

(1) Based on the difference between the closing price of the common shares of the Corporation on the Exchange on December 31, 2019 of $0.04, and the stock option exercise price, multiplied by the number of common shares under option. As at December 31, 2019 the exercise price of these stock options was equal, lower or higher than the closing price of the Corporation's shares.

(2) The Corporation has not granted any share-based awards.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2019, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2019 for each NEO:

Name	Option-based awards-Value vested during the year ($) (1)	Share awards - Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
CEO, Johnson Joseph	Nil	N/A	N/A
CFO, Jean Landreville	Nil	N/A	N/A
CEO AST, Liang Qiu	Nil	N/A	N/A

(1) This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price on the date of vesting. If the option was not-in-the-money then a NIL value was assigned.

(2) The Corporation has not granted any share-based awards.

(3) The Corporation did not pay any non-equity incentive plan compensation during the year ended December 31, 2019.

Discussion

The only Incentive Plan Awards are Option Based Awards. Stock Options granted to NEOs vest as follows:

Eight (8) months	Sixteen (16) months	Twenty-four (24)
from date of grant	from date of grant	months
		from date of grant
25%	35%	40%

For the Options issued in the year 2016, the following table applies:

Name	Options vesting			Total
	March 8, 2017	November 8, 2017	July 8, 2018
CEO, Johnson Joseph	500,000	700,000	800,000	2,000,000

CFO, Laval Bolduc	400,000	560,000	640,000	1,600,000

CEO AST, Liang Qiu	1,250,000	1,750,000	2,000,000	5,000,000

For the Options issued in the year 2017, the following table applies:

Name	Options vesting						Total
	January 31, 2018	August 15, 2018	September 30, 2018	April 15, 2019	May 31, 2019	December 15, 2019
CEO, Johnson Joseph	625,000	287,500	875,000	402,500	1,000,000	460,000	3,650,000

CFO, Laval Bolduc	500,000	125,000	700,000	175,000	800,000	200,000	2,500,000

CEO AST, Liang Qiu	250,000	443,750	350,000	621,250	400,000	710,000	2,775,000

For the Options issued in the year 2018, the following table applies:

Name	Options vesting			Total
	February 5, 2019	October 5,2019	June 5,2020
CEO, Johnson Joseph	550,000	770,000	880,000	2,200,000

CFO, Jean Landreville	93,750	131,250	150,000	375,000

CEO AST, Liang Qiu	437,500	612,500	700,000	1,750,000

For the Options issued in the year 2019, the following table applies:

Name	Options vesting						Total
	July 28, 2019	January 27, 2020	March 28, 2020	September 27,2020	November 28, 2020	May 27, 2021
CEO, Johnson		625,000		875,000		1,000,000	2,500,000
Joseph

CFO, Jean		262,500	262,500	367,500	300,000	420,000	1,800,000
Landreville

CEO Peak	187,500	450,000		630,000		720,000	1,800,000
Group China,
Liang Qiu

PENSION PLAN BENEFITS

The Corporation does not have any pension, retirement or deferred compensation plans, including defined contribution plans.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Named Executive Officers' employment agreement with the CFO at the time was replaced by a management fee based agreement as of May 2, 2014, which was approved by the Board. Otherwise, there are no compensatory plans, contracts or arrangements in place with the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the Named Executive Officers with the Corporation or from a change in control of the Corporation or a change in the Named Executive Officers' responsibilities following a change in control.

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth information regarding the compensation paid to the Corporation's directors, other than directors who are also Named Executive Officers listed in the Summary Compensation Table above, during the fiscal year ended December 31, 2019.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($) (1)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Mark Dumas	Nil	Nil	32,766	Nil	Nil	32,766
Charles-André Tessier	Nil	Nil	35,450	Nil	Nil	35,450
Laval Bolduc	Nil	Nil	59,415	Nil	32,725 (2)	92,140
TOTALS	Nil	Nil	127,631	Nil	32,725	160,356

(1) The Corporation used the Black & Scholes pricing model to estimate fair value of the share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility of 137%, a risk free interest rate of 1.48% and an expected life of 5 years. Changes in these assumptions can materially affect the value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Corporation's share purchase options.

(2) Paid in management fees.

share-based awards, option-based awards and non-equity incentive plan compensation

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all option-based and share-based awards outstanding for each director, who was not a Named Executive Officer, at December 31, 2019:

	Option-based Awards				Share-based Awards
Name	Number of	Option	Option Expiration Date	Value of	Number of	Market or	Market or payout
	Securities	exercise		unexercised	shares or units	payout value of	value of vested
	underlying	price ($)		in-the-	of shares that	share awards	share-based
	unexercised			money-	have not	that have not	awards not paid
	options			options ($) (1)	vested (#) (2)	vested ($)	out or distributed
	(#)						($)
Charles-André	425,000	0.05	May18, 2020	Nil	Nil	Nil	Nil
Tessier	300,000	0.05	November 30, 2020	Nil	Nil	Nil	Nil
	1,100,000	0.085	July 7, 2021	Nil	Nil	Nil	Nil
	1,000,000	0.105	June 1, 2022	Nil	Nil	Nil	Nil
	700,000	0.05	June 5, 2023	Nil	Nil	Nil	Nil
	1,100,000	0.05	May 27, 2024	Nil	Nil	Nil	Nil
Dumas, Mark	325,000	0.05	May18, 2020	Nil	Nil	Nil	Nil
	300,000	0.05	November 30, 2020	Nil	Nil	Nil	Nil
	800,000	0.085	July 7, 2021	Nil	Nil	Nil	Nil
	950,000	0.105	June 1, 2022	Nil	Nil	Nil	Nil
	650,000	0.05	June 5, 2023	Nil	Nil	Nil	Nil
	1,000,000	0.05	May 27, 2024	Nil	Nil	Nil	Nil
Laval Bolduc (3)	1,000,000	0.05	May 18, 2020	Nil	Nil	Nil	Nil
	1,000,000	0.05	November 30, 2020	Nil	Nil	Nil	Nil
	1,600,000	0.085	July 7, 2021	Nil	Nil	Nil	Nil
	2,000,000	0.105	June 1, 2022	Nil	Nil	Nil	Nil
	500,000	0.08	December 15, 2022	Nil	Nil	Nil	Nil
	1,500,000	0.05	June 5, 2023	Nil	Nil	Nil	Nil
	1,300,000	0.05	May 27, 2024	Nil	Nil	Nil	Nil

(1) Based on the difference between the closing price of the common shares of the Corporation on the Exchange on December 31, 2019 of $0.04 and the stock option exercise price, multiplied by the number of common shares under option.

(2) The Corporation has not granted any share-based awards.

(3) M. Laval Bolduc resigned from the board of directors on February 29, 2020.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2018, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2018 for each director of the Company who was not a Named Executive Officer:

Name	Option-based awards-Value vested during the year ($) (1)	Share awards - Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
Charles-André Tessier	Nil	N/A	N/A
Dumas, Mark	Nil	N/A	N/A
Laval Bolduc	Nil	N/A	N/A

(1) This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price on the date of vesting. If the option was not-in-the-money then a NIL value was assigned.

(2) The Corporation has not granted any share-based awards.

(3) The Corporation did not pay any non-equity incentive plan compensation during the year ended December 31, 2017.

Stock Options granted to directors, vest as follows:

Eight (8) months	Sixteen (16) months	Twenty-four (24)
from date of grant	from date of grant	months
		from date of grant
25%	35%	40%

No Option based awards were granted during the year 2014 to Directors that are not NEOs.

The following table provides the vesting schedule applicable to Option based awards granted during the year 2015 to directors that are not NEOs

Name of Director	Vesting Dates				Total
	June 30, 2016	January 18, 2016	September 18, 2016	May 18, 2017
Mark Dumas	Nil	81,250	113,750	130,000	325,000
Charles-André Tessier	Nil	106,250	148,750	170,000	425,000
Mark Dumas	300,000	Nil	Nil	Nil	300,000
Charles-André Tessier	300,000	Nil	Nil	Nil	300,000

The following table provides the vesting schedule applicable to Option based awards granted during the year 2016 to directors that are not NEOs.

Name of Director	Vesting Dates			Total
	March 8, 2017	November 8, 2017	July 8, 2018
Mark Dumas	200,000	280,000	320,000	800,000
Charles-André Tessier	275,000	385,000	440,000	1,100,000

The following table provides the vesting schedule applicable to Option based awards granted during the year 2017 to directors that are not NEOs.

Name of Director	Vesting Dates						Total
	January 31, 2018	August 15, 2018	September 30, 2018	April 15, 2019	May 31, 2019	December 15, 2019
Mark Dumas	237,500		332,500		380,000		950,000
Charles-André Tessier	250,000		350,000		400,000		1,000,000
Jiang Wang	125,000		175,000		200,000		500,000
Jiang Wang		393,750		551,250		630,000	1,575,000

The following table provides the vesting schedule applicable to Option based awards granted during the year 2018 to directors that are not NEOs.

Name of Director	Vesting Dates			Total
	February 5, 2019	October 5, 2019	June 5, 2020
Mark Dumas	162,500	227,500	260,000	650,000
Charles-André Tessier	175,000	245,000	280,000	700,000
Laval Bolduc	375,000	525,000	600,000	1,500,000

The following table provides the vesting schedule applicable to Option based awards granted during the year 2019 to directors that are not NEOs.

Name of Director	Vesting Dates			Total
	January 27, 2020	September 27, 2020	May 27, 2021
Mark Dumas	250,000	350,000	400,000	1,000,000
Charles-André Tessier	275,000	385,000	440,000	1,100,000
Laval Bolduc	325,000	455,000	520,000	1,300,000

Discussion

The compensation paid to directors of the Corporation for the fiscal year ended December 31, 2019 should have been determined on the basis of the roles and risks assumed by each director. Nevertheless, to limit any strain to the Corporations' cash flow, the Board has decided that no cash compensation would be paid to the directors. The Board may review its position in that regard in the future.

However, directors are entitled to participate in the Corporation's stock option plan, which is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term. All directors are generally granted an equal amount of stock options for a given year. For his services as Chair of the Board, Mr. Tessier was granted an additional 200,000 stock options. For his services as Chair of the Audit Committee, Mr. Dumas was granted an additional 100,000 stock options. The Board may determine individual grants by an assessment of each individual director's current and expected future performance, level of responsibilities and the importance of his position and contribution to the Corporation. Executive officers who also act as directors of the Corporation do not receive any additional compensation for services rendered in their capacity as directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out particulars of the compensation plans under which equity securities of the Corporation are authorized for issuance as of December 31, 2019.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available under equity compensation plans (excluding securities reflected in column (a)
Plan Category	Incentive Stock Options	Incentive Stock Options	Incentive Stock Options
Equity compensation plans approved by security holders	51,025,000	$0.068	27,389,214
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	51,025,000	N/A	27,389,214

Stock Option Re-pricing

During the financial year ended December 31, 2019, no stock options were re-priced by the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or officer, or former director or officer of the Corporation nor any of their associates or affiliates, is, or has been at any time since the beginning of the last completed financial year, indebted to the Corporation nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth herein and below, or as previously disclosed, the Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or officer, proposed nominee for election as a director or any Shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of the Corporation which has or will materially affect the Corporation.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person or company other than the directors or executive officers of the Corporation.

AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators ("NI 52-110") requires the Corporation, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth in the following.

Charter of the Audit Committee

The Charter of the Audit Committee is annexed to this Information Circular as Appendix A.

Composition of the Audit Committee

The Audit Committee is composed as follows:

Name of members	Independent	Financially Literate	Relevant Education and Experience
Mark Dumas (Note 1) Committee attendance: 4/5	✓	✓	Mr. Dumas is a private investor in several technology companies and an entrepreneur with expertise in location-based, mobile, and e- commerce technologies. Since 2018, Mr. Dumas has served as the Chief Strategy Officer for Culmen International and head of M&A and Technology Operations. Culmen is a US defense contractor with a significant international presence including Southeast Asia. Mr. Dumas is also the founder and managing director of Riverbend Capital, an early stage investment group in the Washington DC area. Prior, Mr. Dumas was the founder and CEO of SPADAC, a US defense contractor that provided geospatial analysis, data mining and predictive analysis from 2002 to 2010. Mr. Dumas' professional experience also includes serving as Vice President of Special Projects at GeoEye (now MAXAR), a leading global provider of commercial high resolution earth imagery products and services, where he played a significant role in their mergers and acquisition strategy from 2011 to 2013. He was also the former CEO, CSO, and founder of PlanetRisk, a private-equity backed enterprise risk analytics company that he started in 2014 and led until its sale in 2018.He holds a B.S. from Mississippi State University in Electrical Engineering.
Charles-André Tessier (Note 1) Committee attendance: 5/5	✓	✓	Mr. Tessier is a business lawyer and advisor working mainly in the IT, telecom and manufacturing sectors. As an officer at DMR Group Inc., BioChem Pharma, R3D Consulting Inc. and a former partner with BCF Business Lawyers, he supports and provides counselling to senior management as well as he plays a significant role in the elaboration and implementation of these companies' and clients' business and strategic plans. Mr. Tessier has served and continues to be on the Board of directors of a number of private and public companies and non-profit organizations.

Liang Qiu (Note 2) Committee attendance: 1/5	✓

Mr. Qiu is a graduate of McGill University in Montreal, where he obtained a master's degree in computer science. He's a successful entrepreneur with strong ties to both Canada and China, as he has founded and operated IT companies in both countries. His last venture was as the co-founder and CTO of Wuxi, China based LongKey Software Technology Ltd., which provides cloud computing solutions to small business and government entities in China in partnership with some of the country's largest telecom service providers.

Note 1: Member as of August 29, 2014
Note 2: Member as of June 23, 2017

Under NI 52-110, a director of an audit committee is "independent" if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of directors, reasonably be expected to interfere with the exercise of the member's independent judgment. The Board of directors has determined that all members of the Audit Committee are independent members. The Board of directors has determined that each of the three members of the Audit Committee is "financially literate" within the meaning of NI 52-110, that is, each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Reliance on Certain Exemptions

The Corporation has not relied on the De Minimis Non-Audit Services exemption.

Pre-approval Policies and Procedures for Audit Services

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Fees

The total fees charged for audit and non-audit services provided by the Corporation's external auditors during the two most recently completed financial years are as follows:

	Audit fees	Audit-related fees	Tax fees	All other fees
2019	$145,000	$0	$0	$0
2018	$69,500	$22,450	$0	$0

"Audit fees" consist of fees for professional services for the audit of the Corporation's annual financial statements, and related matters.

"Audit-related fees" consist of fees for professional services that are reasonably related to the performance of the audit of the Corporation's financial statements and which are not reported under "Audit Fees" above and assistance with interim financial statements.

"Tax fees" consist of fees for professional services for tax compliance, tax advice and tax planning.

"All Other Fees" consists of fees for professional services other than the items stated above provided by the external auditor.

Reliance on Exemption

The Corporation is relying on the exemption set out in section 6.1 of National Instrument 52-110 Audit Committees (NI 52-110) with respect to certain reporting obligations.

CORPORATE GOVERNANCE

Corporate governance relates to the activities of the board of directors, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation. The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation.

National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") establishes non-prescriptive corporate governance guidelines, which apply to all public companies. The Corporation has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Corporation's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Corporation at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") also requires the Corporation to disclose annually in its Information Circular certain information concerning its corporate governance practices. As a "venture issuer" the Corporation is required to make such disclosure with reference to the requirements of Form 58-101F2, which disclosure is set forth below.

Board of Directors

Structure and Composition

The Board, at present, is composed of four directors, two of whom, Mark Dumas and Charles-André Tessier, are considered independent. Johnson Joseph, who serves as President and CEO, and Liang Qiu, CEO of Peak Group China are members of management and therefore not independent.

Directors	Independent	Non-independent	Reasons (if non- independent)	Audit Committee
Mark Dumas	✓			✓
Johnson Joseph		✓	Chief Executive Officer
Liang Qiu		✓	CEO of Peak Group China	✓
Charles-André Tessier	✓			✓
Total Directors	2	2		3

Note: Mr. Laval Bolduc resigned from the Board on February 29, 2020

In determining whether a director is independent, the Board considers, for example, whether the director has a relationship, which could, or could be perceived to, interfere with the director's ability to objectively assess the performance of management. Save and except for stock options received in their capacities as directors of the Corporation from time to time, the independent directors do not receive any remuneration, directly or indirectly, by way of director, consulting or advisory fees or other compensation from the Corporation. See "EXECUTIVE COMPENSATION - Compensation of Directors". Non-independent directors do not receive any compensation for their role as Director.

Following the Meeting, the Board should have a structure consisting of a majority of "independent" directors in accordance with the objective of the Corporation. The Board facilitates its exercise of independent supervision over management through frequent meetings of the Board in which the independent directors exercise their responsibilities for independent oversight of management. The independent directors also have the ability to meet independently of management whenever deemed necessary and each member of the Board understands that he is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances. For the year 2016, the Board did not hold meetings of independent members only, however any executive management issues were addressed during "in camera sessions" of the Board, during which the CEO & CFO, who are both directors, were excluded.

The mandate of the Board is to manage or supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. In doing so, the Board oversees the management of the Corporation's affairs directly and through its committee (see "Committee of the Board of directors" below). In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Corporation's overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Corporation's proposed actions in accordance with shareholder objectives; reviewing succession planning; assessing management's performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Corporation's capital resources. The Board also takes responsibility for identifying the principal risks of the Corporation's business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. The Board does not at this time have a written mandate nor does it have a code of conduct as it has focused on strategic issues.

The Board delegates to management, through the Chief Executive Officer and the Chief Financial Officer, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Corporation's business in the ordinary course, managing the Corporation's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Directorships

At the date of this circular, none of the directors of the Corporation was a director of any other reporting issuer (or equivalent) in this jurisdiction or a foreign jurisdiction.

Orientation and Continuing Education

Although there is no formal orientation for new members of the Board, new directors receive an orientation package which includes reports on operations and public disclosure filings by the Corporation. New directors are also encouraged to visit operations and are briefed on strategic plans, short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing corporate policies, including the Corporation's Corporate Disclosure and Insider Trading Policy (available at www.sedar.com). New directors also have the opportunity to become familiar with the Corporation by meeting with other directors and the Corporation's executive officers and attending presentations by the Corporation's management to give the directors additional insight into the Corporation's business. Orientation activities are tailored to the particular needs and experience of each director and the overall needs of the Board.

The skills and knowledge of the Board of directors as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in the information technology sector and in the development and management of public companies. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management's assistance. Board members have full access to the Corporation's records.

Ethical Business Conduct

The Board expects management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Corporation's business plan and to meet performance goals and objectives. The Board monitors the ethical conduct of the Corporation and management to ensure compliance with applicable legal and regulatory requirements, such as those of relevant securities regulatory authorities and stock exchanges. The fiduciary duties placed on individual directors by the Corporation's governing corporate legislation as well as the restrictions placed by applicable securities legislation on the individual director's participation in decisions of the Board in which the director has an interest, also serve to ensure that the Board operates independently of management and in the best interests of the Corporation and its shareholders.

Nomination of Directors

Given its current size and stage of development, the Board has not appointed a nominating committee and these functions are currently performed by the Board as a whole. Nominees are generally the result of recruitment efforts by Board members, including both formal and informal discussions among Board members and the President, and proposed directors' credentials are reviewed in advance of a Board meeting with one or more members of the Board prior to the proposed director's nomination. In keeping with the Corporation's objectives, the Board has determined that a proposed director must possess the skills to enhance the overall performance of the Board. The board has established the following matrix to evaluate its own strengths and weaknesses and to use a guideline when proposing new candidates. In determining the number of directors to recommend to the shareholders for election at the Meeting, the Board considered, among other things, the Corporation's development plans and the number of directors that will be required to carry out the Board's duties effectively.

Directors	Areas of Experience
	Information Technology (a)	Financial (b)	Executive management (c)	International Dealings (d)	Corporate Governance (e)	Marketing /Business development (f)
Mark Dumas	X	X	X		X	X
Johnson Joseph	X	X	X	X		X
Liang Qiu	X		X	X		X
Charles-André Tessier	X	X	X	X	X
	4	3	4	3	2	3

(a) Information Technology refers to experience as an executive officer in a major technology company.

(b) Financial Expertise is based on the Meaning of "financial Literacy" in NI 52-110 Respecting Audit Committees.

(c) Executive Management refers to broad business experience through senior level position.

(d) International Dealings refers to experience in material negotiations with parties, private companies and government entities in an international context.

(e) Corporate Governance refers to experience and an understanding of the Board's role in law / compliance / oversight of risk management.

(f) Marketing & Business development refers to senior executive experience in a major retail customer product, services or Distribution Company.

Compensation

Given its current size and stage of development, the Board has not appointed a compensation committee and accordingly the Board as a whole is responsible for determining the compensation to be granted to the Corporation's executive officers and directors, and to ensure that such arrangements reflect the responsibilities and risks associated with each position. Any compensation to be paid to executive officers who are also directors must be approved by the disinterested directors thereby providing the non-executive directors with significant input into compensation decisions. See "EXECUTIVE COMPENSATION" above for details of the compensation paid to the Corporation's Named Executive Officers.

When determining the compensation of its executive officers the Board considers: (i) recruiting and retaining executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Corporation's shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general. No formal process is in place and the establishment of compensation is done pursuant to Board discussions.

Committees of the Board of Directors

At the present time, the Board has appointed only one committee, being the audit committee. The audit committee which includes Charles-André Tessier and Mark Dumas assists the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation's systems of internal controls regarding finance and accounting and the Corporation's auditing, accounting and financial reporting processes. For further information regarding the mandate of the Corporation's audit committee, its specific authority, duties and responsibilities, as well as the Audit Committee's Charter, see "AUDIT COMMITTEE". As the Corporation grows, and its operations and management structure become more complex, the Board will likely find it appropriate to constitute formal standing committees, such as a Corporate Governance Committee, Compensation Committee and Nominating Committee, and to ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

Assessment

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Based on the Corporation's current size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process is unnecessary and plans to continue evaluating its own effectiveness and the effectiveness and contribution of its committees or individual directors through informal discussion and evaluation of members' contributions within such framework.

ADDITIONAL INFORMATION

Additional information relating to the Corporation including the Annual Financial Statements and the Management Discussion and Analysis are available at www.sedar.com. or will be sent, free of charge, to any security holder of the corporation upon request. Shareholders may contact the Corporation at the following address:

Peak Positioning Technologies Inc.

550, Sherbrooke W

West tower, Suite 265
Montreal, QC, H3A 1B9

RECEIPT OF MOTIONS FROM SHAREHOLDERS FOR THE NEXT ANNUAL MEETING

Shareholders with voting rights at the Corporation's next annual meeting who wish to submit a motion regarding any issue to be debated during that meeting must submit their motions to the Corporation's secretary no later than February 28, 2021.

BOARD APPROVAL

The contents of this Information Circular have been approved, and this mailing has been authorized by the Corporation's Board of directors.

Where information contained in this Information Circular rests specifically within the knowledge of a person other than the Corporation, the Corporation has relied upon the information furnished by such person.

PEAK POSITIONING TECHNOLOGIES INC.

/s/ Johnson Joseph

Johnson Joseph, CEO

Date: May 29, 2020

APPENDIX A

PEAK POSITIONING TECHNOLOGIES INC.

AUDIT COMMITTEE CHARTER

Approved by the Board of directors of the Corporation

PART 1

1.1 DEFINITIONS IN THIS CHARTER

"audit services" means the professional services rendered by the Corporation's external auditor for the audit and review of the Corporation's financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements;

"Board" means the board of directors of the Corporation;

"Charter" means this Audit Committee charter;

"Corporation" means Peak Positioning Technologies Inc.;

"Committee" means the committee established by and among the Board for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation;

"Independent" has the meaning ascribed to it in Section 1.4 of National Instrument 52-110;

"Instrument" means Multilateral Instrument 52-110 - Audit Committees;

"MD&A" has the meaning ascribed to it in Section 1.1 of National Instrument 51-102;

"Member" means a member of the Committee;

"National Instrument 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations; and

"non-audit services" means services other than audit services.

PART 2

2.1 AUDIT COMMITTEE

The Board has hereby established the Committee for, among other purposes, compliance with the requirements of the Instrument.

2.2 RELATIONSHIP WITH EXTERNAL AUDITORS

The Corporation will henceforth require its external auditor to report directly to the Committee.

2.3 COMMITTEE RESPONSIBILITIES

(a) The Committee shall be responsible for making the following recommendations to the Board:

(i) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation; and

(ii) compensation of the external auditor.

(b) The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(c) The Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation's external auditor.

(d) The Committee shall review the Corporation's financial statements, MD&A and annual and interim earnings press releases before the Corporation publicly discloses this information.

(e) The Committee shall ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, and shall periodically assess the adequacy of those procedures.

(f) The Committee shall establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

(g) The Committee shall review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

2.4 DE MINIMIS NON-AUDIT SERVICES

(a) The Committee shall satisfy the pre-approval requirement in subsection 2.3(c) of the Charter if:

(i) the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent (5%) of the total amount of fees paid by the Corporation and its subsidiary entities to the Corporation's external auditor during the fiscal year in which the services are provided;

(ii) the Corporation or the subsidiary of the Corporation, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

(iii) the services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more of its Members to whom authority to grant such approvals has been delegated by the Committee.

2.5 DELEGATION OF PRE-APPROVAL FUNCTION

(a) The Committee may delegate to one or more independent Members the authority to pre-approve non-audit services in satisfaction of the requirement in subsection 2.3(c).

(b) The pre-approval of non-audit services by any Member to whom authority has been delegated pursuant to subsection 2.5(a) must be presented to the Committee at its first scheduled meeting following such preapproval.

2.6 PRE-APPROVAL POLICIES AND PROCEDURES

The Committee satisfies the pre-approval requirement in subsection 2.3(c) of the Charter if it adopts specific policies and procedures for the engagement of the non-audit services, if:

(i) the pre-approval policies and procedures are detailed as to the particular service;

(ii) the Committee is informed of each non-audit service; and

(iii) the procedures do not include delegation of the Committee's responsibilities to management.

PART 3

3.1 Authority

The Committee shall have the authority:

(a) to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b) to set and pay the compensation for any advisors employed by the Committee, and

(c) to communicate directly with the internal and external auditors.

PART 4

4.1 Disclosure in Information Circular

If management of the Corporation solicits proxies from the security holders of the Corporation for the purpose of electing directors to the Board, the Corporation shall include in its management information circular the disclosure required by Form 52-110F2 - Disclosure by Venture Issuers.